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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                SCHEDULE 14D-1/A

                             TENDER OFFER STATEMENT

                               (AMENDMENT NO. 3)


                               (FINAL AMENDMENT)

                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)

                            ------------------------

                 AMERIWOOD INDUSTRIES INTERNATIONAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                           HORIZON ACQUISITION, INC.
                             DOREL INDUSTRIES INC.
                                    (BIDDER)
                            ------------------------

                         COMMON STOCK, $1.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  03070M 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                MARTIN SCHWARTZ
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             DOREL INDUSTRIES INC.
                      4750 BOULEVARD DES GRANDES PRAIRIES
                          ST. LEONARD, QUEBEC, CANADA
                                    H1R 2A3
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                            ------------------------

                                    COPY TO:
                              BRUCE CZACHOR, ESQ.
                              SHEARMAN & STERLING
                        SUITE 4405, COMMERCE COURT WEST
                                 199 BAY STREET
                            TORONTO, ONTARIO, CANADA
                                    M5L 1E8
                           TELEPHONE: (416) 360-8484


                                 APRIL 30, 1998

            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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Page 1 of 8 Pages                                        Exhibit Index on Page 8
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                           SCHEDULE 14D-1/A AND 13D/A

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
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         CUSIP NO. 03070M 10 0                                                                 PAGE 2 OF 8 PAGES
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
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         1        NAME OF REPORTING PERSONS: DOREL INDUSTRIES INC.
                  I.R.S. IDENTIFICATION NUMBER: N/A
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A)
                  [ ]
                  (B) [ ]
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         3        SEC USE ONLY
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         4        SOURCE OF FUNDS:
                  BK
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         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) or 2(E):                            [
                  ]
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION:
                  PROVINCE OF QUEBEC, CANADA
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         7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON:
                  *
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         8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                  CERTAIN SHARES:                                            [
                  ]
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         9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
                  APPROXIMATELY 94 PERCENT
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         10       TYPE OF REPORTING PERSON:
                  HC AND CO
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

                           SCHEDULE 14D-1/A AND 13D/A

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
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         CUSIP NO. 03070M 10 0                                                                 PAGE 3 OF 8 PAGES
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

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         1        NAME OF REPORTING PERSON:
                  HORIZON ACQUISITION, INC.,
                  I.R.S. IDENTIFICATION NUMBER: APPLIED FOR
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A)
                  [ ]
                  (B) [ ]
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         3        SEC USE ONLY
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         4        SOURCE OF FUNDS:
                  AF
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         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(E) or 2(F):                            [
                  ]
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION:
                  STATE OF DELAWARE
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         7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON:
                  *
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         8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                  CERTAIN SHARES:                                            [
                  ]
-----------------------------------------------------------------------------------

         9        PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
                  APPROXIMATELY 94 PERCENT
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         10       TYPE OF REPORTING PERSON:
                  CO
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

                           SCHEDULE 14D-1/A AND 13D/A

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
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       CUSIP NO. 03070M 10 0                                                              PAGE 4 OF 8 PAGES
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     This Amendment No. 3 (Final Amendment) to the Tender Offer Statement on
Schedule 14D-1 (as amended prior to the date hereof, the "Schedule 14D-1") and
Amendment No. 3 to Schedule 13D relates to the offer by the Purchaser, an indirect wholly-owned subsidiary of Parent, to purchase all outstanding Shares of the Company, at a price of $9.625 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to
Purchase dated April 3, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Schedule 14D-1 was originally filed with the Securities and Exchange Commission on April 3,
1998.


     Capitalized terms used herein but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1.

                           SCHEDULE 14D-1/A AND 13D/A

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
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       CUSIP NO. 03070M 10 0                                                              PAGE 5 OF 8 PAGES
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ITEM 4.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.



     The Offer expired pursuant to its terms at 12:00 midnight, New York City time, on Thursday, April 30, 1998, at which time, based on information provided by the Depositary, approximately 4.1 million Shares, representing approximately 94% of the outstanding Shares, had been validly tendered and accepted for payment by the Purchaser pursuant to the Offer. On May 1, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(9).



ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.



     Item 11 is hereby amended and supplemented by adding the following Exhibit:
(a)(9) Press Release issued by Parent on May 1, 1998 relating to the expiration of the Offer to Purchase.

                           SCHEDULE 14D-1/A AND 13D/A

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
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       CUSIP NO. 03070M 10 0                                                              PAGE 6 OF 8 PAGES
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HORIZON ACQUISITION, INC.

                                          By:      /s/ MARTIN SCHWARTZ
                                            ------------------------------------
                                            Name: Martin Schwartz
                                            Title: President, Chairman of the
                                                   Board, Secretary and
                                                   Assistant Treasurer


Date: April 30, 1998

                           SCHEDULE 14D-1/A AND 13D/A

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
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       CUSIP NO. 03070M 10 0                                                              PAGE 7 OF 8 PAGES
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DOREL INDUSTRIES INC.

                                          By:      /s/ MARTIN SCHWARTZ
                                            ------------------------------------
                                            Name: Martin Schwartz
                                            Title: President and Chief Executive
                                                   Officer


Date: April 30, 1998

                           SCHEDULE 14D-1/A AND 13D/A

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
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       CUSIP NO. 03070M 10 0                                                              PAGE 8 OF 8 PAGES
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                                 EXHIBIT INDEX


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
EXHIBIT                                                                 PAGE IN SEQUENTIAL
  NO.                                                                    NUMBERING SYSTEM
-------                                                                 ------------------
*(a)(1)   Offer to Purchase dated April 3, 1998.......................
*(a)(2)   Letter of Transmittal with respect to the Shares............
*(a)(3)   Notice of Guaranteed Delivery with respect to the Shares....
*(a)(4)   Letter dated April 3, 1998, from Innisfree M&A Incorporated to Brokers, Dealers, Banks, Trust Companies and Other
          Nominees....................................................
*(a)(5)   Letter from Brokers, Dealers, Commercial Banks, Trust
          Companies and Nominees to Clients...........................
*(a)(6)   Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9...............................
*(a)(7)   Form of Summary Advertisement Dated April 3, 1998...........
*(a)(8)   Press Release jointly issued by Parent and the Company on
          March 30, 1998..............................................
 (a)(9)   Press release issued by Parent on May 1, 1998 relating to
          the expiration of the Offer.................................
*(b)(1)   Commitment letters regarding financing between Parent and
          Teachers Insurance Annuity Association and Prudential
          Capital Corp................................................
*(b)(2)   Term Sheet executed by Parent, Dorel Investment L.P. and
          Royal Bank of Canada regarding unsecured guaranteed
          revolving credit facility...................................
*(c)(1)   Agreement and Plan of Merger, dated as of March 27, 1998,
          among Parent, the Purchaser and the Company.................
*(c)(2)   Form of Tender and Option Agreement, dated as March 27,
          1998, among Parent, the Purchaser and certain shareholders of the Company..............................................
*(c)(3)   Confidentiality Agreement, dated November 25, 1997, by and between Parent and the Company..............................
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* Previously filed.